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[SAPIENS LOGO]
                                FOR ADDITIONAL INFORMATION
                                Dan Falk
                                Chief Executive Officer
                                Sapiens International
                                Tel:  +972-8-938-2853
                                E-mail: dani.f@sapiens.com



                SAPIENS CONFIRMS THAT IT IS IN MERGER DISCUSSIONS

Research Triangle Park, NC--September 11, 2000--Sapiens International Corporation N.V. (NASDAQ: SPNS) today confirmed, in response to inquiries, that it is in the midst of negotiations with Ness Technologies, Inc., ("Ness") regarding a potential stock-for-stock merger transaction. Ness is a privately held Information Technology company with 2,300 employees and whose major shareholders include the Wolfson Group and E.M. Warburg Pincus & Co.

The Company will make no further statement regarding the potential transaction unless and until a definitive agreement is reached by the parties.



About Sapiens


Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' e-commerce solutions, such as eMerge Loan, eMerge Insure and eMerge Supply Chain, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Bosch, Groupe Andre, Honda, IBM, International Paper, Principal Financial and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.


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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.